

August 5, 2010

Alan Casnoff
Chief Executive Officer
DVL, Inc.
70 East 55th Street
New York, New York 10022

      Re: **DVL, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Form 10-Q for the Fiscal Quarter Ended March 31, 2010
             File No. 001-08356

Dear Mr. Casnoff:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 9A(T) – Controls and Procedures, page 13

Management's Report on Internal Control over Financial Reporting, page 14

1.   We note that management assessed its internal control over financial reporting as of December 31, 2009. However it is unclear how management concluded on the effectiveness of the company's internal control over financial reporting. Please advise.

Financial Statements and Footnotes

Note 1 – Summary of Significant Accounting Policies, page F-10

A – The Company, page F-10

2.   We note that you had five properties acquired through foreclosure. Please clarify if these properties represented underlying collateral for mortgage loans made to Affiliated Limited Partnerships. To the extent that your limited partnerships have had any losses that would have been recorded each period under the equity method, please advise how you considered this in your analysis when determining there was not a material difference between accounting for your interests in the limited partnerships under the cost method and the equity method of accounting. Please confirm that you are assessing the impact on a cumulative basis. Reference is made to ASC 323-10-35-19.

3.   In addition, we note the analysis in the latter part of the second paragraph seems to address your general partner role in the limited partnership and why accounting for that interest under the equity or cost method is not materially different. However, we also note from your disclosure that you do not consolidate various partnerships in which you hold the general partner and limited partner interests. Please clarify what entities you hold both a limited partner and general partner interest. Tell us your basis for accounting for limited partner interests, if any, under the cost method. Also tell us your level of involvement in providing financing, management activities, etc. when determining you have little to no influence over these partnerships.

B – Residual Interests, page F-10

4.   Your disclosure should discuss your impairment policy over the residual interests. Please provide us your proposed disclosure that you plan to include in future filings.

D – Allowance for Losses, page F-11

5.   We note that you value the properties underlying your mortgage loan portfolio based upon the cash flow generated by base rents percentage rents or base rent escalations to be received by the partnership plus an estimated residual value of the end of the primary term of the leases. Clarify in your disclosure whether such cash flows are being discounted. In addition, expand your discussion to discuss the method used and assumptions made in determining the value of these properties.

L – Fair Value of Financial Instruments, page F-13

6.   We note that you have classified residual interests within category 3 within the fair value hierarchy. Clarify how you have complied with the disclosure requirements of FASB ASC 820-10-50-2(c).

Note 2 – Residual Interests in Securitized Portfolios, page F-14

7.   We note that you believe you will continue to receive significant cash flows after the final payment of the notes payable. Given the notes payable do not mature until 2020 and 2021, provide a reasonable basis supporting your representation of anticipated cash flows for a period that far into the future.   Advise us or revise future filings to remove this disclosure.

8.   In the tabular presentation on page F-15, we note that the fair value of residual interests was less than the carrying value. Please tell us why an impairment was not recorded and the accounting literature that supports your treatment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

                                                Sincerely,

                                                Cicely LaMothe
                                                Accounting Branch Chief